

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Danilo M. Rapadas
Senior Vice President, General Counsel and Chief Risk Officer
BankGuam Holding Company
111 W Chalan Santo Papa
Hagåtña, Guam 96910

  Re: BankGuam Holding Company
    Schedule 13E-3 filed April 26, 2022
    File No. 005-86694
    Preliminary Proxy Statement on Schedule 14A filed April 25, 2022
    File No. 000-54483

Dear Mr. Rapadas:

  We have reviewed your filings and have the following comments on the preliminary proxy statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed April 25, 2022 and Preliminary Proxy Statement filed April 26, 2022

Substantive Fairness (PRE14A), page 28

1. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (iii), (iv) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant. We note the disclosure on the bottom of page 28 regarding the Special Committee's, as opposed to the Board's, adoption of Mercer Capital's analyses and conclusions with respect to going concern value. However, such statement does not satisfy the Board's obligation to provide the disclosure described in Item 1014(a) and Instruction 2 thereto. To the extent applicable, the Board may similarly adopt the analyses and conclusions of Mercer Capital with respect to going concern value.

<u>General</u>

2.   Please revise the proxy statement to provide the legend required by Exchange Act 13e-3(e)(1)(iii). Refer to paragraph 1 of the Instructions to Paragraph (e)(1).

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Perry Hindin at 202-551-3444.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Mergers & Acquisitions

cc: Stephen Hinton, Esq.